SYNDICATION, INC.
1250 24th Street, NW
Suite 300
Washington, D.C. 20037
(202) 467-2788

August 27, 2007

VIA FACSIMILE AND EDGAR

United States Securities
and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Syndication, Inc.
Item 4.01 Form 8-K
Filed August 20, 2007
File No. 000-29701

Ladies and Gentlemen:

Below are our responses to your August 21, 2007 letter:

1.
Regarding the third paragraph of your Item 4.01 disclosure, you have limited your disclosure about whether there or not there were disagreements to the period from April 11, 2006 through December 31, 2006 and through the dismissal date of your former auditors. However, under Item 304(a)(1)(iv)of Regulation SK, the required period for this disclosure is a registrant’s two most recent fiscal years and the subsequent interim period through the dismissal date. Please review your Form 8-K accordingly.

Response

We have revised the 8k accordingly.

2.	Please request that your formed accountants provide a new Exhibit 16 letter as further discussed below.

Response

A new exhibit 16 is attached to the 8k.

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SYNDICATION NET.COM, INC.

By:	/s/ Brian Sorrentino
Name: Brian Sorrentino
Title: Chief Executive Officer